Exhibit (a)(1)(I)

GLAXOSMITHKLINE SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF SIRTRIS PHARMACEUTICALS
London, UK – 2 June, 2008 – GlaxoSmithKline plc (GSK) announced today the successful completion of the tender offer by its wholly-owned subsidiary Fountain Acquisition Corporation (FAC) for shares of common stock of Sirtris Pharmaceuticals, Inc. (Nasdaq: SIRT).
The depositary for the offer has advised GSK and FAC that stockholders of Sirtris have now tendered a total of approximately 28,931,756 Sirtris shares (including shares tendered through notice of guaranteed delivery), representing approximately 97% of the outstanding common stock of Sirtris. FAC has accepted for payment all Sirtris shares tendered in the offer.
FAC’s ownership of the common stock of Sirtris exceeds the 90% required to effect a short-form merger of FAC with and into Sirtris under Delaware law. FAC expects to effect the short-form merger later this week, without the need for a meeting of Sirtris stockholders. In the merger, FAC will acquire all other Sirtris shares (other than those as to which holders properly exercise appraisal rights) at the same $22.50 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, Sirtris will become a wholly-owned subsidiary of GSK.
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
About Sirtris
Sirtris Pharmaceuticals, Inc. is a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with ageing, including metabolic diseases such as Type 2 Diabetes. Sirtris’ drug candidates are designed to mimic certain beneficial health effects of calorie restriction by activation of sirtuins, a recently discovered class of enzymes that Sirtris believes control the ageing process. Sirtris’ headquarters are in Cambridge, Massachusetts.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may cause or contribute to such differences include the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; changes in GSK’s and

Sirtris’ businesses during the period between now and the closing; obtaining regulatory approvals if required for the transaction; the successful integration of Sirtris into GSK’s business subsequent to the closing of the acquisition; the ability to retain key management and technical personnel of Sirtris; and other factors described in GSK’s Annual Report 2007 under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’. GSK is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
GSK Inquiries

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

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